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                                                                    Exhibit 20.2

                             QUESTIONS AND ANSWERS

                           SIGNET BANKING CORPORATION

       DISTRIBUTION OF COMMON STOCK OF CAPITAL ONE FINANCIAL CORPORATION

1. HOW ARE MY SIGNET SHARES AFFECTED BY THE DISTRIBUTION?

  Signet shareholders of record on February 10, 1995 will receive one share of Capital One Financial Corporation common stock for each share of Signet common stock they own. For example, if you owned 100 Signet common shares on February 10, 1995, you will receive 100 shares of Capital One stock. You will continue to own 100 shares of Signet common stock.

2. WHEN WILL I RECEIVE MY CAPITAL ONE SHARES?

  Stock certificates will be mailed on or about February 28, 1995. IF YOUR SIGNET COMMON SHARE CERTIFICATES ARE HELD IN YOUR NAME OR IN THE SIGNET DIVIDEND REINVESTMENT AND INVESTOR STOCK PURCHASE PLAN, YOUR CAPITAL ONE STOCK CERTIFICATES WILL BE MAILED TO YOU. If your Signet common share certificates are held by your stockbroker or bank, your Capital One stock certificates will be sent to your stockbroker or bank.

3. WHAT DO I HAVE TO DO TO RECEIVE MY SHARES IN CAPITAL ONE?

  Nothing. Your shares of Capital One stock will be either sent to you or credited to your account with your broker or nominee on or about February 28, 1995.

4. HOW MUCH IS A SHARE OF CAPITAL ONE STOCK WORTH?

  Capital One stock is listed on the New York Stock Exchange under the symbol COF. Since the initial public offering on November 22, 1994 at $16.00 per share, Capital One stock has traded at prices ranging from $13.875 to $17.75 per share as reported on the New York Stock Exchange Composite Tape, and the closing price on February 10, 1995 was $17.125.

5. IS THE DISTRIBUTION LIKELY TO AFFECT THE MARKET PRICE OF MY SIGNET SHARES?

  As a result of the planned distribution, Signet's common stock began to trade "ex-distribution" on February 6, 1995. The New York Stock Exchange initiated trading in a "when issued" market for Signet, reflecting the approximate value of Signet shares without Capital One. The opening price of Signet "when issued ex-distribution" stock was $16.75 per share. Together, the market value of your Signet and Capital One shares should add up to approximately the price of your Signet shares before February 6, 1995, subject to market factors.

6. HOW WILL THE DISTRIBUTION AFFECT THE DIVIDENDS I CURRENTLY RECEIVE ON MY SIGNET SHARES?

  You will be entitled to receive dividends from both Signet and Capital One. For example, if you owned 100 Signet common shares on the record date, after the distribution you will own 100 Signet common shares and 100 shares of Capital One stock. If Signet pays a quarterly dividend of $.17 per share and Capital One pays a quarterly dividend of $.08 per share, you would receive $17.00 from Signet and approximately $8.00 from Capital One for a total of approximately $25.00 a quarter.
  Initially, the combined annual dividend for Signet and Capital One is intended to be equivalent to the $1.00 per share that Signet paid previously. That is, Signet intends to pay $.68 per share and Capital One intends to pay $.32 per share.
  As with any company, the declaration and payment of dividends are subject to the discretion of Signet and Capital One's respective Boards of Directors and will depend on various factors.


7. DO I HAVE TO PAY TAXES ON THE CAPITAL ONE STOCK THAT I RECEIVE?

  Signet will receive an opinion of counsel that Signet shareholders will not recognize a taxable gain or loss when receiving whole shares of Capital One stock. If you are a participant in Signet's Dividend Reinvestment and Investor Stock Purchase Plan or Employee Stock Purchase Plan, cash received from the sale of fractional shares allocable to your interests in such plans will be treated as proceeds from the sale of stock and may be taxable. If you have any additional questions, please consult your tax advisor.

8. WILL THERE BE ANY CHANGE IN THE FEDERAL TAX BASIS OF MY SIGNET COMMON SHARES AS A RESULT OF THE DISTRIBUTION?

  Yes. For more information regarding your tax basis, see the material under "The Distribution--Federal Income Tax Consequences" on page 3 of the Information Statement. Shortly after the distribution date, you will receive additional information that will help you calculate the new tax basis for your Signet common shares. Each shareholder should consult his or her tax advisor as to the particular consequences of the distribution to the shareholder, including the application of state, local and foreign tax laws, and as to possible changes in the tax laws that may affect the tax consequences described above.

9. FOR MORE INFORMATION, WHO SHOULD I CALL?

  FOR MORE INFORMATION YOU SHOULD CALL THE SIGNET HOTLINE AT 1-800-442-3120, MONDAY THROUGH FRIDAY, 9 A.M. - 5 P.M. (EASTERN STANDARD TIME) UNTIL MARCH 31, 1995.